Exhibit 99.1
ERMENEGILDO ZEGNA GROUP REPORTS FULL YEAR 2025 PROFIT OF €109 MILLION, UP 20% YOY, WITH A CASH SURPLUS OF €52 MILLION

•Revenues of €1,916.9 million vs €1,946.6 million in FY 2024 (-1.5% YoY and +1.1% organic1)
•Profit of €109.5 million, compared to €90.9 million in FY 2024 (+20% YoY)
•Gross profit margin of 67.5%, up 90 bps from 66.6% in FY 2024
•Adjusted EBIT1 of €163.0 million, including €10 million provision for expected losses on trade receivables related to Saks Global Chapter 11 filing. €173.0 million before the impact of the Saks Global Chapter 11 filing.
•Cash surplus of €52 million at December 31, 2025, compared to a net financial indebtedness of €94 million at December 31, 2024
•Proposed dividend per ordinary share of €0.12
March 20, 2026 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or “the Group”) today announced Profit of €109.5 million for FY 2025, up 20% year-on-year (YoY), compared to €90.9 million in FY 2024. Adjusted EBIT for FY 2025 was €163.0 million (€173.0 million before a €10 million provision for expected losses on trade receivables related to Saks Global), compared to €184.0 million in FY 2024.
Ermenegildo “Gildo” Zegna, Executive Chairman of the Ermenegildo Zegna Group, commented: “In 2025 our Group delivered solid revenue and net profit growth despite a continued challenging environment for the sector. Group revenues reached €1.9 billion, +1.1% organic, which translated to a Profit of €109 million, up 20% compared to last year. We also closed the year with a Cash Surplus of €52 million, further strengthening our Group’s financial flexibility.
Looking ahead, recent developments in the Middle East have introduced additional uncertainty across the sector. In this more complex environment, our priorities remain clear: disciplined growth, strong cash generation, and rigorous execution to deliver on our targets. While we remain vigilant to potential risks, our ambitions are unchanged—and so is our determination to deliver on them, together.”
1 Revenues on an organic growth basis (organic or organic growth) and on a constant currency basis (constant currency), Adjusted EBIT, Adjusted EBIT Margin, Trade Working Capital, Net Financial Indebtedness/(Cash Surplus) and Free Cash Flow are non-IFRS financial measures. See the non-IFRS financial measures section starting on page 15 of this press release for the definition and reconciliation of non-IFRS financial measures.

Results of Operations

	For the years ended December 31,
(€ thousands, except percentages)	2025	Percentage of revenues	2024	Percentage of revenues
Revenues	1,916,947	100.0%	1,946,647	100.0%
Cost of sales	(622,910)	(32.5%)	(650,087)	(33.4%)
Gross profit	1,294,037	67.5%	1,296,560	66.6%
Selling, general and administrative expenses	(1,033,871)	(53.9%)	(1,008,324)	(51.8%)
Marketing expenses	(120,686)	(6.3%)	(121,384)	(6.2%)
Operating profit	139,480	7.3%	166,852	8.6%
Financial income	41,509	2.2%	26,028	1.3%
Financial expenses	(50,471)	(2.7%)	(51,995)	(2.7%)
Foreign exchange gains/(losses)	9,000	0.5%	(11,338)	(0.6%)
Result from investments accounted for using the equity method	524	0.0%	1,061	0.1%
Profit before taxes	140,042	7.3%	130,608	6.7%
Income taxes	(30,555)	(1.6%)	(39,747)	(2.0%)
Profit	109,487	5.7%	90,861	4.7%

Fiscal Year 2025 Key Financial Highlights

Revenues

In FY 2025 the Group recorded revenues of €1,916.9 million (-1.5% YoY and +1.1% organic). The ZEGNA brand recorded revenues of €1,181.6 million (+1.5% YoY and +4.7% organic). Thom Browne reported revenues of €268.5 million (-14.7% YoY and -12.2% organic). TOM FORD FASHION recorded revenues of €317.1 million (+0.8% YoY and +3.1% organic). Textile revenues were €134.2 million (-2.8% YoY and -3.1% organic) and Other revenues were €15.6 million (+0.4% YoY and +0.8% organic).
Full details of the Group’s revenues are included in the Annual Report on Form 20-F for the year ended December 31, 2025, which is going to be filed with the U.S. Securities and Exchange Commission today.
Gross Profit, Operating Profit and Profit
Gross profit in FY 2025 reached €1,294.0 million, from €1,296.6 million in FY 2024, with a gross profit margin of 67.5%, compared to 66.6% in FY 2024. This increase was mainly driven by channel mix, with direct-to-consumer (“DTC”) rising to 82% of total branded products revenues in FY 2025 (up from 78% in FY 2024).
Selling, general, and administrative (SG&A) expenses were €1,033.9 million (53.9% of revenues) in FY 2025, compared to €1,008.3 million (51.8% of revenues) in FY 2024.
The increase mainly reflects investments to support future growth, including personnel expenses, higher IT spending, and the continued development of our retail network. It also includes €10 million of provisions for expected losses on trade receivables related to Saks Global following its voluntary filing for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The SG&A incidence on revenues was also affected by negative operating leverage resulting from lower revenues, particularly at Thom Browne, only partially offset by actions taken to contain discretionary spending.
Marketing expenses in FY 2025 were €120.7 million, compared to €121.4 million in FY 2024, with the incidence on revenues substantially flat (6.3% in FY 2025 vs. 6.2% in FY 2024) despite a higher number of activations, reflecting a more focused and efficient approach to marketing across the three brands. As a result of the above, the Group reported an operating profit of €139.5 million, compared to €166.9 million in FY 2024.
The Group’s Profit in FY 2025 was €109.5 million (5.7% margin), compared to €90.9 million (4.7% margin) in FY 2024. This performance was supported by higher financial income and foreign exchange gains (€41.5 million and €9.0 million respectively), mainly due to favorable foreign exchange rates and to a lower effective tax rate (22% in FY 2025, compared to

30% in FY 2024). The decline in the Group’s effective tax rate has been driven by higher non-taxable income in FY 2025 relating to the remeasurement of the put option liabilities.
Adjusted EBIT and Adjusted EBIT Margin
The table below shows the reconciliation of Profit to Adjusted EBIT and the calculation of Profit Margin and Adjusted EBIT Margin for FY 2025 and 2024. Adjusted EBIT is the main performance metric used by the Group’s management at the consolidated and reporting segment level.

In FY 2025, Adjusted EBIT amounted to €163.0 million, including a €10 million allowance for expected losses on trade receivables related to the Saks Global Chapter 11 filing. Excluding this impact, Adjusted EBIT would have been €173.0 million.

	For the years ended December 31,
(€ thousands, except percentages)	2025	2024
Profit	109,487	90,861
Income taxes	30,555	39,747
Financial income	(41,509)	(26,028)
Financial expenses	50,471	51,995
Foreign exchange (gains)/losses	(9,000)	11,338
Result from investments accounted for using the equity method	(524)	(1,061)
Operating profit	139,480	166,852
Adjustments:
Net impairment of leased and owned stores	15,039	11,196
Severance indemnities and provisions for severance expenses	7,999	4,878
Legal costs for trademark dispute	442	1,061
Transaction costs related to acquisitions	—	33
Adjusted EBIT	162,960	184,020

Revenues	1,916,947	1,946,647
Profit Margin (Profit / Revenues)	5.7%	4.7%
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	8.5%	9.5%

Analysis by Segment

	For the years ended December 31,		Change
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%	Organic
Revenues
Zegna	1,363,177	1,348,839	14,338	1.1%	3.7%
Thom Browne	268,899	314,818	(45,919)	(14.6%)	(12.1%)
Tom Ford Fashion	317,056	314,514	2,542	0.8%	3.1%
Intersegment eliminations	(32,185)	(31,524)	(661)	n.m.(*)	n.m.
Total revenues	1,916,947	1,946,647	(29,700)	(1.5%)	1.1%
____________________________________
(*) Throughout this section “n.m.” means not meaningful.

Intersegment eliminations include revenues from products that the Textile and Other product lines (included in the Zegna segment) sell to the Group’s brands.

	For the years ended December 31,		Change
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%
Adjusted EBIT
Zegna	196,708	187,598	9,110	4.9%
Thom Browne	952	27,319	(26,367)	(96.5%)
Tom Ford Fashion	(15,539)	(10,116)	(5,423)	(53.6%)
Corporate	(19,044)	(19,977)	933	4.7%
Intersegment eliminations	(117)	(804)	687	85.4%
Total Adjusted EBIT	162,960	184,020	(21,060)	(11.4%)

Adjusted EBIT Margin
Zegna	14.4%	13.9%
Thom Browne	0.4%	8.7%
Tom Ford Fashion	(4.9%)	(3.2%)
Total Adjusted EBIT Margin	8.5%	9.5%

Zegna segment
In FY 2025, the Zegna segment (which includes the ZEGNA brand, Textile and Other) generated revenues of €1,363.2 million2 (+1.1% YoY and +3.7% organic).
Adjusted EBIT for the Zegna segment was €196.7 million in FY 2025, including €3 million of provisions related to Saks Global, with an Adjusted EBIT Margin of 14.4% compared to 13.9% in FY 2024. The increase in Adjusted EBIT Margin was driven by a favorable channel mix coupled with solid revenue growth and continued cost control actions.
Thom Browne segment
In FY 2025, the Thom Browne segment generated revenues of €268.9 million2 (-14.6% YoY and -12.1% organic).
Adjusted EBIT was €952 thousand, including a €2 million provisions related to Saks Global, with an Adjusted EBIT margin of 0.4% compared to 8.7% in FY 2024. The decrease was driven by a decline in revenues, as the wholesale channel streamlining caused a 40% decrease in revenues from the channel, and by investments for the opening of selected new stores as part of our strategic decision to reduce exposure to wholesale while strengthening direct control of retail, only partially offset by discretionary cost control actions.
Tom Ford Fashion segment
In FY 2025, the Tom Ford Fashion (“TFF”) segment generated revenues of €317.1 million2 (+0.8% YoY and +3.1% organic).
Adjusted EBIT was negative €15.5 million, compared to negative €10.1 million in FY 2024, and includes €5 million of provisions related to Saks Global. The operating performance mainly reflects investments made in the personnel, IT platform and DTC network to support the evolution of the business.
2 Before inter-segment eliminations

Corporate
Corporate costs amounted to €19.0 million in FY 2025 compared to €20.0 million in FY 2024. The slight decrease was mainly due to lower costs related to insurance coverage.
Capital Expenditure, Trade Working Capital, Net Financial Indebtedness/(Cash Surplus) and Free Cash Flow
Capital expenditure

	For the years ended December 31,
(€ thousands)	2025	2024
Payments for property, plant and equipment	80,504	100,104
Payments for intangible assets	22,392	25,425
Capital expenditure	102,896	125,529
Capital expenditure as % of revenues	5.4%	6.4%
Capital expenditure (capex) was €102.9 million in FY 2025, compared to €125.5 million in FY 2024. The 2025 capex was primarily related to our store network, which accounted for approximately 60% of total investments, as well as the investments in the new footwear production plant in Parma (Italy) and in IT initiatives.

Trade Working Capital

	At December 31,		Change
(€ thousands)	2025	2024
Trade Working Capital	407,745	460,034	(52,289)
of which trade receivables	227,087	248,790	(21,703)
of which inventories	506,903	521,015	(14,112)
of which trade payables and customer advances	(326,245)	(309,771)	(16,474)
Trade Working Capital was €407.7 million at December 31, 2025, down 11% from €460.0 million at December 31, 2024. The reduction was due to foreign currency impact, a better control of inventories and lower receivables.

Net Financial Indebtedness/(Cash Surplus)

	At December 31,		Change
(€ thousands)	2025	2024
Net Financial Indebtedness/(Cash Surplus)	(52,093)	94,225	(146,318)
Cash Surplus was €52.09 million at December 31, 2025, compared to a Net Financial Indebtedness of €94.2 million at December 31, 2024. The change primarily reflects an improved Free Cash Flow generation and the inflow due to the sale of treasury shares to Temasek (€107.2 million).

Free Cash Flow

	For the years ended December 31,
(€ thousands)	2025	2024
Net cash flows from operating activities	335,559	279,129
Payments for property, plant and equipment	(80,504)	(100,104)
Payments for intangible assets	(22,392)	(25,425)
Payments for right-of-use assets	(2,917)	—
Payments of lease liabilities	(147,671)	(143,549)
Free Cash Flow	82,075	10,051

The Group continued to maintain positive cash flow generation in FY 2025, which reached €82.1 million, compared to €10.1 million in FY 2024. The increase in Free Cash Flow generation was driven by higher cash flow from operating activities and improved working capital management.
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Outlook

Recent developments in the Middle East have increased uncertainty around the global economic outlook in 2026 and reduced visibility on the demand for luxury goods. The Group’s management confirms that it remains focused on delivering on its 2027 targets while acknowledging the potential risks related to the duration of the conflict and its possible impact on global growth and consumer demand.
Subsequent events

New leadership structure
Effective January 1, 2026, Ermenegildo Zegna Group implemented previously announced changes to the leadership structure for the Group and for the ZEGNA brand. Ermenegildo “Gildo” Zegna has assumed the role of Group Executive Chairman. Gianluca Tagliabue, has assumed the role of Group Chief Executive Officer subject to shareholders’ approval at the next annual general meeting while Gian Franco Santhià has been appointed Group Chief Financial Officer. Edoardo and Angelo Zegna, members of the fourth generation of the Zegna family, have been appointed Co‑CEOs of the ZEGNA brand.
Saks Global
On January 13, 2026, Saks Global filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code. In Q1 2026, the Group resumed shipments to Saks Global’s department stores in the U.S. for the Spring–Summer collections.
Middle East
On February 28, 2026, geopolitical tensions in the Middle East escalated following military actions in the region. The Group operates in certain Middle Eastern countries. The situation is in constant development, and the potential impact for the Group and for the broader luxury sector remains uncertain.
Proposal of dividend distribution
On March 19, 2026, the Board of Directors of the Company proposed to make a dividend distribution of €0.12 per share to holders of the Company’s ordinary shares, corresponding to a total dividend distribution of approximately €32.2 million. The dividend proposal is subject to the finalization and adoption of the annual statutory accounts of the Company (provided that the distribution is permitted under Dutch law) and to the approval of the Company’s shareholders at the 2026 annual general meeting, which is expected to be held on June 26, 2026.
Financial releases
Please find below the expected calendar for the next financial releases:
•April 30, 2026: Q1 2026 Revenues
•July 23, 2026: H1 2026 Preliminary Revenues
•September 3, 2026: H1 2026 Financial Results
•October 22, 2026: Q3 2026 Revenues

To receive email alerts of the timing of future financial news releases, as well as future announcements, please register at https://ir.zegnagroup.com/contacts/investor-email-alerts/default.aspx.

Conference Call

As previously announced, today, at 8:00 a.m. ET (1:00 p.m. CET), the Group will host a live webcast and conference call. To access the webcast please visit our website (https://ir.zegnagroup.com/financial-calendar/events/).

To participate in the call, please dial:

Italy: +39 06 9450 1060
United States: +1 646 233 4753
United Kingdom: +44 20 3936 2999

Access Code: 733949

Webcast link: https://events.q4inc.com/attendee/537163309

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to seductive elegance with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,200 employees and recorded revenues of €1.92 billion in 2025.
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Contacts
Paola Durante, Chief of External Relations and Sustainability
Alice Poggioli, Investor Relations Director

ir@zegna.com / corporatepress@zegna.com

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Forward Looking Statements
This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; international business, regulatory, social and political risks; political instability, geopolitical tensions, acts of terrorism, civil unrest or armed conflicts, including the ongoing conflicts in Ukraine and the Middle East, and the imposition of sanctions; restrictions on trade and the imposition of tariffs among countries; our ability to implement our strategy; recent and potential future acquisitions; risks related to the sale of our products through our direct-to-consumer channel; risks related to our wholesale channel, including as concerns points of sale operated by third parties, the risk of insolvency of our wholesale customers, and our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; disruption to our manufacturing and logistics facilities, as well as our directly operated stores; existing or future disputes, proceedings or litigation; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; pandemics or other public health crises; our ability to protect our intellectual property rights; any malfunction or disruption in our information technology and networks, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; future sales of our securities in the public market; volatility in our share price; global economic conditions and macro events, including inflation; changes in, or failures to comply with, applicable laws and regulations, or actions taken by regulatory authorities; fluctuations in currency exchange rates or interest rates; credit risk; the high level of competition in the industry in which we operate; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC.
Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of the Company as of the date of this communication. Subsequent events, factors and developments may cause that view to change, and it is not possible to assess the impact of such event, factor or development on the Company’s and the Group’s business. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

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FY 2025 - Group Revenues Tables

Revenues by Segment

	For the years ended December 31,		Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%	Organic
Zegna	1,363,177	1,348,839	14,338	1.1%	3.7%
Thom Browne	268,899	314,818	(45,919)	(14.6%)	(12.1%)
Tom Ford Fashion	317,056	314,514	2,542	0.8%	3.1%
Intersegment eliminations	(32,185)	(31,524)	(661)	n.m.(*)	n.m.
Total revenues	1,916,947	1,946,647	(29,700)	(1.5%)	1.1%
__________________________________
(*) Throughout this section “n.m.” means not meaningful.

Intersegment eliminations include revenues from products that the Textile and Other product lines (included in the Zegna segment) sell to the Group’s brands.

Revenues by brand and product line

	For the years ended December 31,		Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%	Organic
ZEGNA brand	1,181,583	1,163,722	17,861	1.5%	4.7%
Thom Browne	268,469	314,712	(46,243)	(14.7%)	(12.2%)
TOM FORD FASHION	317,056	314,514	2,542	0.8%	3.1%
Textile	134,229	138,153	(3,924)	(2.8%)	(3.1%)
Other(1)	15,610	15,546	64	0.4%	0.8%
Total revenues	1,916,947	1,946,647	(29,700)	(1.5%)	1.1%
____________________________________
(1) Other mainly includes revenues from agreements with third-party brands.

Revenues by distribution channel

	For the years ended December 31,		Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	1,045,275	1,004,308	40,967	4.1%	7.4%
Thom Browne	191,493	186,066	5,427	2.9%	7.9%
TOM FORD FASHION	212,215	200,302	11,913	5.9%	9.8%
Total Direct to Consumer (DTC)	1,448,983	1,390,676	58,307	4.2%	7.9%
As a percentage of branded products(1)	82%	78%
Wholesale branded
ZEGNA brand	136,308	159,414	(23,106)	(14.5%)	(12.5%)
Thom Browne	76,976	128,646	(51,670)	(40.2%)	(40.0%)
TOM FORD FASHION	104,841	114,212	(9,371)	(8.2%)	(8.3%)
Total Wholesale branded	318,125	402,272	(84,147)	(20.9%)	(20.2%)
As a percentage of branded products	18%	22%
Textile	134,229	138,153	(3,924)	(2.8%)	(3.1%)
Other(2)	15,610	15,546	64	0.4%	0.8%
Total revenues	1,916,947	1,946,647	(29,700)	(1.5%)	1.1%
________________________________________
(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third-party brands.

Revenues by geographic area

	For the years ended December 31,		Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%	Organic
EMEA(1)	683,846	680,259	3,587	0.5%	1.4%
Americas(2)	566,069	524,790	41,279	7.9%	12.0%
Greater China Region	435,173	509,378	(74,205)	(14.6%)	(11.9%)
Rest of APAC(3)	228,809	229,877	(1,068)	(0.5%)	3.8%
Other(4)	3,050	2,343	707	30.2%	31.2%
Total revenues	1,916,947	1,946,647	(29,700)	(1.5%)	1.1%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.
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Group Monobrand(1) Store Network at December 31, 2025 and 2024

	At December 31,
	2025				2024
Stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group
EMEA	79	10	12	101	76	9	11	96
Americas	76	35	14	125	72	28	13	113
Greater China Region	74	36	12	122	78	40	12	130
Rest of APAC	53	42	28	123	55	39	28	122
Total Direct to Customer (DTC)	282	123	66	471	281	116	64	461
EMEA	41	4	16	61	44	5	16	65
Americas	57	1	46	104	59	1	46	106
Greater China Region	9	9	—	18	11	10	—	21
Rest of APAC	5	4	3	12	4	5	2	11
Total Wholesale	112	18	65	195	118	21	64	203
Total	394	141	131	666	399	137	128	664
________________________________________
(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our wholesale monobrand stores (including also monobrand franchisees).

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Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
for the years ended December 31, 2025 and 2024

	For the years ended December 31,
(€ thousands, except per share data)	2025	2024
Revenues	1,916,947	1,946,647
Cost of sales	(622,910)	(650,087)
Gross profit	1,294,037	1,296,560
Selling, general and administrative expenses	(1,033,871)	(1,008,324)
Marketing expenses	(120,686)	(121,384)
Operating profit	139,480	166,852
Financial income	41,509	26,028
Financial expenses	(50,471)	(51,995)
Foreign exchange gains/(losses)	9,000	(11,338)
Result from investments accounted for using the equity method	524	1,061
Profit before taxes	140,042	130,608
Income taxes	(30,555)	(39,747)
Profit	109,487	90,861
Attributable to:
Shareholders of the Parent Company	98,582	77,083
Non-controlling interests	10,905	13,778

Basic earnings per share in €	0.38	0.31
Diluted earnings per share in €	0.38	0.30

Ermenegildo Zegna N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at December 31, 2025 and 2024

	At December 31,
(€ thousands)	2025	2024
Assets
Non-current assets
Intangible assets	554,086	614,363
Property, plant and equipment	211,244	204,806
Right-of-use assets	652,441	581,437
Investments accounted for using the equity method	24,181	19,690
Deferred tax assets	164,047	166,029
Other non-current financial assets	38,496	41,486
Total non-current assets	1,644,495	1,627,811
Current assets
Inventories	506,903	521,015
Trade receivables	227,087	248,790
Derivative financial instruments	7,055	1,711
Tax receivables	33,142	32,505
Other current financial assets	77,432	77,269
Other current assets	118,473	105,742
Cash and cash equivalents	220,121	219,130
Total current assets	1,190,213	1,206,162
Total assets	2,834,708	2,833,973

Liabilities and Equity
Equity attributable to shareholders of the Parent Company	1,031,011	916,120
Equity attributable to non-controlling interests	68,070	66,767
Total equity	1,099,081	982,887
Non-current liabilities
Non-current borrowings	162,123	196,401
Other non-current financial liabilities	105,632	146,448
Non-current lease liabilities	590,652	518,728
Non-current provisions for risks and charges	20,697	23,550
Employee benefits	30,100	34,945
Deferred tax liabilities	76,031	78,129
Total non-current liabilities	985,235	998,201
Current liabilities
Current borrowings	84,066	177,166
Current lease liabilities	140,937	142,957
Derivative financial instruments	4,576	15,138
Current provisions for risks and charges	23,098	16,792
Trade payables and customer advances	326,245	309,771
Tax liabilities	26,762	32,389
Other current liabilities	144,708	158,672
Total current liabilities	750,392	852,885
Total equity and liabilities	2,834,708	2,833,973

Ermenegildo Zegna N.V.
CONSOLIDATED CASH FLOW STATEMENT
for the years ended December 31, 2025 and 2024

	For the years ended December 31,
(€ thousands)	2025	2024
Operating activities
Profit	109,487	90,861
Income taxes	30,555	39,747
Depreciation, amortization and impairment of assets	259,923	235,950
Financial income	(41,509)	(26,028)
Financial expenses	50,471	51,995
Foreign exchange (gains)/losses	(9,000)	11,338
Accruals to the provision for obsolete inventory	2,472	25,745
Accruals for other provisions	8,445	8,180
Result from investments accounted for using the equity method	(524)	(1,061)
Other non-cash expenses, net	47,738	51,253
Change in inventories	(23,606)	(5,896)
Change in trade receivables	(3,048)	(12,572)
Change in trade payables including customer advances	24,166	(13,098)
Change in other operating assets and liabilities	(42,971)	(86,373)
Interest paid	(39,590)	(38,140)
Income taxes paid	(37,450)	(52,772)
Net cash flows from operating activities	335,559	279,129
Investing activities
Payments for property, plant and equipment	(80,504)	(100,104)
Payments for intangible assets	(22,392)	(25,425)
Payments related to right-of-use assets	(2,917)	—
Proceeds from disposals of non-current financial assets	289	334
Payments for purchases of non-current financial assets	(1,168)	(4,174)
Proceeds from the sale of investment	—	7,582
Proceeds from disposals of current financial assets and derivative instruments	16,306	41,421
Payments for acquisitions of current financial assets and derivative instruments	(15,135)	(26,341)
Business combinations, net of cash acquired	—	(19,307)
Acquisition of investments accounted for using the equity method	(4,394)	—
Net cash flows used in investing activities	(109,915)	(126,014)
Financing activities
Repayments of borrowings	(178,738)	(290,781)
Proceeds from borrowings	49,937	259,720
Payments of lease liabilities	(147,671)	(143,549)
Repayments of other non-current financial liabilities	(110)	—
Deferred payments for business combinations	(9,086)	—
Sales of shares held in treasury	107,216	—
Dividends to owners of the parent	(30,491)	(30,290)
Dividends paid to non-controlling interests	(6,832)	(6,132)
Contribution from non-controlling interests	721	—
Payments for acquisition of non-controlling interests	—	(23,502)
Net cash flows used in financing activities	(215,054)	(234,534)
Effects of exchange rate changes on cash and cash equivalents	(9,599)	4,270
Net increase/(decrease) in cash and cash equivalents	991	(77,149)
Cash and cash equivalents at the beginning of the year	219,130	296,279
Cash and cash equivalents at the end of the year	220,121	219,130

Non-IFRS Financial Measures
The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, Net Financial Indebtedness/(Cash Surplus), Trade Working Capital, Free Cash Flow, revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (organic or organic growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards. A definition, explanation of relevance and a reconciliation of each non-IFRS financial measure to the most directly comparable measure calculated and presented in accordance with IFRS Accounting Standards are set out below.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange gains and losses, and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, net impairment of leased and owned stores, severance indemnities and provisions for severance expenses, legal costs for trademark dispute and transaction costs related to acquisitions.
Adjusted EBIT Margin is defined as Adjusted EBIT divided by revenues of the applicable period.
The Group’s management uses Adjusted EBIT and Adjusted EBIT Margin for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as they provide additional transparency regarding the Group’s underlying operating performance. The Group’s management believes these non-IFRS financial measures are useful because they exclude items that management believes are not indicative of the Group’s underlying operating performance and allow management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. The Group’s management also believes that Adjusted EBIT and Adjusted EBIT Margin are useful for investors and analysts to better understand how management assesses the Group’s underlying operating performance on a consistent basis and to compare the Group’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT and Adjusted EBIT Margin provide useful information to third party stakeholders in understanding and evaluating the Group’s operating results.

The following table presents a reconciliation of Profit to Adjusted EBIT and the calculation of the Profit Margin and the Adjusted EBIT Margin for the years ended December 31, 2025 and 2024.

	For the years ended December 31,
(€ thousands, except percentages)	2025	2024
Profit	109,487	90,861
Income taxes	30,555	39,747
Financial income	(41,509)	(26,028)
Financial expenses	50,471	51,995
Foreign exchange (gains)/losses	(9,000)	11,338
Result from investments accounted for using the equity method	(524)	(1,061)
Operating profit	139,480	166,852
Adjustments:
Net impairment of leased and owned stores(1)	15,039	11,196
Severance indemnities and provisions for severance expenses(2)	7,999	4,878
Legal costs for trademark dispute(3)	442	1,061
Transaction costs related to acquisitions(4)	—	33
Adjusted EBIT	162,960	184,020

Revenues	1,916,947	1,946,647
Profit Margin (Profit / Revenues)	5.7%	4.7%
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	8.5%	9.5%
_________________
(1)Relates to net impairment of leased and owned stores for 2025, 2024 includes:

	For the years ended December 31,
(€ thousands)	2025	2024
Right-of-use assets	9,941	7,905
Property, plant and equipment	5,026	3,233
Intangible assets	72	58
Total net impairment of leased and owned stores	15,039	11,196
(2)Relates to severance indemnities of €7,999 thousand and €4,878 thousand in 2025 and 2024, respectively.
(3)Relates to legal costs of €442 thousand, €1,061 thousand (net of reimbursements) in 2025 and 2024 respectively, in connection with a legal dispute between Adidas AG and Thom Browne, primarily in relation to the use of trademarks.
(4)Relates to transaction costs of €33 thousand in 2024 primarily for consultancy and legal fees related to the Group’s acquisition of the ZEGNA business in South Korea.

Net Financial Indebtedness/(Cash Surplus)
Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current) and derivative financial instrument liabilities, net of cash and cash equivalents, derivative financial instrument assets and securities (recorded within other current financial assets in the consolidated statement of financial position).

The Group’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to the Group. The Group’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze the Group’s financial position and financial resources available, and to compare the Group’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at December 31, 2025 and 2024.

	At December 31,
(€ thousands)	2025	2024
Non-current borrowings	162,123	196,401
Current borrowings	84,066	177,166
Derivative financial instruments — Liabilities	4,576	15,138
Total borrowings and derivative financial instruments	250,765	388,705
Cash and cash equivalents	(220,121)	(219,130)
Derivative financial instruments — Assets	(7,055)	(1,711)
Other current financial assets (Securities)	(75,682)	(73,639)
Total cash and cash equivalents, derivatives financial instruments and other current financial assets (Securities)	(302,858)	(294,480)
Net Financial Indebtedness/(Cash Surplus)	(52,093)	94,225

Trade Working Capital
Trade Working Capital is defined as current assets less current liabilities adjusted for derivative assets and liabilities, tax receivables and liabilities, cash and cash equivalents, borrowings, lease liabilities, and certain other current assets and liabilities.

The Group’s management uses Trade Working Capital to understand and evaluate the Group’s liquidity generation/absorption. The Group’s management believes this non-IFRS financial measure is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Trade Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.

	At December 31,
(€ thousands)	2025	2024
Current assets	1,190,213	1,206,162
Current liabilities	(750,392)	(852,885)
Working capital	439,821	353,277
Less:
Derivative financial instruments - Assets	7,055	1,711
Tax receivables	33,142	32,505
Other current financial assets	77,432	77,269
Other current assets	118,473	105,742
Cash and cash equivalents	220,121	219,130
Current borrowings	(84,066)	(177,166)
Current lease liabilities	(140,937)	(142,957)
Derivative financial instruments - Liabilities	(4,576)	(15,138)
Current provisions for risks and charges	(23,098)	(16,792)
Tax liabilities	(26,762)	(32,389)
Other current liabilities	(144,708)	(158,672)
Trade Working Capital	407,745	460,034
of which trade receivables	227,087	248,790
of which inventories	506,903	521,015
of which trade payables and customer advances	(326,245)	(309,771)

Free Cash Flow
Free Cash Flow is defined as net cash flows from operating activities less payments for property, plant and equipment (net of proceeds from disposals), intangible assets, right-of-use assets and lease liabilities.

The Group’s management believes that Free Cash Flow is a useful metric for management, investors and analysts to evaluate and monitor the Group’s ability to generate cash, including in comparison to other companies. Free Cash Flow should not be considered representative of residual cash flows available for discretionary purposes.

The following table sets forth the Free Cash Flow for the years ended December 31, 2025 and 2024:

	For the years ended December 31,
(€ thousands)	2025	2024
Net cash flows from operating activities	335,559	279,129
Payments for property, plant and equipment	(80,504)	(100,104)
Payments for intangible assets	(22,392)	(25,425)
Payments for right-of-use assets	(2,917)	—
Payments of lease liabilities	(147,671)	(143,549)
Free Cash Flow	82,075	10,051

Revenues on a constant currency basis (Constant Currency)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.

We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

Revenues on an organic growth basis (organic or organic growth)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (organic or organic growth). Organic growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee.

In calculating organic growth, the following adjustments are made to revenues:

(1)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(2)Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.
(3)Changes in license agreements where the Group operates as a licensee – Revenues generated from license agreements where the Group operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where the Group operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, distribution channels or geographies of the underlying license agreements.

We believe the presentation of revenues on an organic basis is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an organic basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

The tables below show a reconciliation of reported revenue performance to Constant Currency, excluding the effects of foreign exchange, and to organic performance, which excludes also acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by brand and product line, by distribution channel and by geographic area for the year ended December 31, 2025 compared to the year ended December 31, 2024 (FY 2025 vs FY 2024).

Segment

	FY 2025 vs FY 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	1.1%	(2.7%)	3.8%	0.1%	—%	3.7%
Thom Browne	(14.6%)	(2.5%)	(12.1%)	—%	—%	(12.1%)
Tom Ford Fashion	0.8%	(2.3%)	3.1%	—%	—%	3.1%
Total	(1.5%)	(2.6%)	1.1%	—%	—%	1.1%

Brand and product line

	FY 2025 vs FY 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	1.5%	(3.2%)	4.7%	—%	—%	4.7%
Thom Browne	(14.7%)	(2.5%)	(12.2%)	—%	—%	(12.2%)
TOM FORD FASHION	0.8%	(2.3%)	3.1%	—%	—%	3.1%
Textile	(2.8%)	0.3%	(3.1%)	—%	—%	(3.1%)
Other	0.4%	(0.4%)	0.8%	—%	—%	0.8%
Total	(1.5%)	(2.6%)	1.1%	—%	—%	1.1%

Distribution channel

	FY 2025 vs FY 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	4.1%	(3.4%)	7.5%	0.1%	—%	7.4%
Thom Browne	2.9%	(5.0%)	7.9%	—%	—%	7.9%
TOM FORD FASHION	5.9%	(3.9%)	9.8%	—%	—%	9.8%
Total Direct to Consumer (DTC)	4.2%	(3.7%)	7.9%	—%	—%	7.9%
Wholesale branded
ZEGNA brand	(14.5%)	(2.0%)	(12.5%)	—%	—%	(12.5%)
Thom Browne	(40.2%)	(0.2%)	(40.0%)	—%	—%	(40.0%)
TOM FORD FASHION	(8.2%)	0.1%	(8.3%)	—%	—%	(8.3%)
Total Wholesale branded	(20.9%)	(0.7%)	(20.2%)	—%	—%	(20.2%)
Textile	(2.8%)	0.3%	(3.1%)	—%	—%	(3.1%)
Other	0.4%	(0.4%)	0.8%	—%	—%	0.8%
Total	(1.5%)	(2.6%)	1.1%	—%	—%	1.1%

Geographic area

	FY 2025 vs FY 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA(1)	0.5%	(0.9%)	1.4%	—%	—%	1.4%
Americas(2)	7.9%	(4.1%)	12.0%	—%	—%	12.0%
Greater China Region	(14.6%)	(2.7%)	(11.9%)	—%	—%	(11.9%)
Rest of APAC(3)	(0.5%)	(4.3%)	3.8%	—%	—%	3.8%
Other(4)	30.2%	(1.0%)	31.2%	—%	—%	31.2%
Total	(1.5%)	(2.6%)	1.1%	—%	—%	1.1%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.
***
Capital expenditure
Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.
The following table shows a breakdown of capital expenditure by category for the years ended December 31, 2025 and 2024:

	For the years ended December 31,
(€ thousands)	2025	2024
Payments for property, plant and equipment	80,504	100,104
Payments for intangible assets	22,392	25,425
Capital expenditure	102,896	125,529
Capital expenditure as % of revenues	5.4%	6.4%

***